                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-13533
CUSIP NUMBER:    669 947 889 Common Stock
                 669 947 806 8.90% Series C Cumulative Redeemable Preferred Stock

(Check  One) | | Form  10-K | | Form  20-F | | Form  11-K |X| Form 10-Q | |
Form 10-D| | Form N-SAR | | Form N-CSR

                  For Period Ended:  June 30, 2008

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                  For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

NovaStar Financial, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

8140 Ward Parkway, Suite 300
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64114
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

     NovaStar  Financial,  Inc.  (the  "Company")  could not file its  Quarterly
Report on Form 10-Q for the quarter ended June 30, 2008,  due on August 11, 2008
(the "Form 10-Q"),  with the Securities and Exchange  Commission ("SEC") because the Company and its independent  auditors require  additional time to assess the impact of market  factors and the mortgage  securities  markets on the Company's financial statements.  This delay could not be eliminated by the Company without unreasonable  effort  and  expense.  The  Company  intends to file its Form 10-Q within the 5 calendar day period  contemplated by Rule 12b-25  promulgated under the Securities Exchange Act of 1934, as amended.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Rodney E. Schwatken                                     (816) 237-7000
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(Name)                                          (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). |X|Yes |_| No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion
     thereof? |X| Yes |_| No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the ongoing analysis  described above, the Company has not finalized its financial  statements for the second quarter of 2008.  However,  the Company expects  that its  results of  operations  for the six and three  month  periods ending June 30, 2008 will change  significantly  from its results of  operations for the six and three month  periods  ending  June 30, 2007 as result of,  among other things, the termination of the Company's mortgage origination business and the  impact  of  market  factors  and the  mortgage  securities  markets  on the
Company's  financial  statements  and the valuation of the  Company's  financial assets.

                            Novastar Financial, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  August 12, 2008           By:  /s/ RODNEY E. SCHWATKEN
                                      -----------------------------
                                 Name:   Rodney E. Schwatken
                                 Title:  Chief Financial Officer